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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                     Peoples Heritage Financial Group, Inc.
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                                (Name of Issuer)

                     Peoples Heritage Financial Group, Inc.
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                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   711147 10 8
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                      (CUSIP Number of Class of Securities)


                                 William J. Ryan
                 Chairman, President and Chief Executive Officer
                     Peoples Heritage Financial Group, Inc.
                                  P.O. Box 9540
                               One Portland Square
                           Portland, Maine 04112-9540

                                 With a Copy to:

                             Gerard L. Hawkins, Esq.
                      Elias, Matz, Tiernan & Herrick L.L.P.
                              734 15th Street, N.W.
                             Washington, D.C. 20005
                                 (202) 347-0300
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       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


                                 October 7, 1996
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       (Date Tender Offer, Proration Period and Withdrawal Rights Expired)


                            CALCULATION OF FILING FEE


          Transaction Valuation                        Amount of Filing Fee
          ---------------------                        --------------------


              $60,000,000*                                    $12,000**


---------------
     *For purposes of calculating the fee only. Based on the offer for 2,500,000 shares of Common Stock at the maximum tender offer price of $24.00 per share.

     **Previously paid.



/ / Check box if any part of the fee is offset as provided by Rule 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                           Filing Party:
                       ---------------------------             -----------------
Form of Registration No.:                           Date Filed:
                         -------------------------             -----------------

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                                        2

     This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), dated September 10, 1996, filed by Peoples Heritage Financial Group, Inc. (the "Company"), a Maine corporation, relating to the Company's offer to purchase up to 2,500,000 shares of its common stock, par value $.01 per share (together with the associated Preferred Stock Purchase Rights, the "Common Stock" or the "Shares"), at a purchase price not greater than $24.00 nor less than $21.00 per Share upon the terms and conditions set forth in the Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits 9(a)(1) and 9(a)(2), respectively, to the Statement.


ITEM 1. Security and Issuer

     The Offer expired at 5:00 p.m., New York City time, on Monday, October 7, 1996. Pursuant to the Offer, the Company purchased 2,500,000 Shares at a Purchase Price of $24.00 per Share. The final proration factor for the Offer is 71.7%.


ITEM 8. Additional Information

     (a) On October 8, 1996, the Company issued a press release announcing the preliminary results of the Offer, a copy of which is attached hereto as Exhibit 9(a)(12), which is incorporated herein by reference. On October 16, 1996, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit 9(a)(13), which is incorporated herein by reference.


ITEM 9. Material to be Filed as Exhibits

     Item 9 is hereby amended to add the following Exhibits:

     (a)(12)   Press Release, dated October 8, 1996.

     (a)(13)   Press Release, dated October 16, 1996.


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                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                         PEOPLES HERITAGE FINANCIAL GROUP, INC.


                                         By: /s/ William J. Ryan
                                            ------------------------------------
                                            William J. Ryan
                                            Chairman, President and
                                              Chief Executive Officer

Date: October 16, 1996